UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

January 17, 2025

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As an issuer listed on the Hong Kong Stock Exchange, we are required to submit with The Stock Exchange of Hong Kong Limited a next day disclosure return form in relation to the movements in our authorized issued shares or treasury shares as a result of or in connection with certain events (the “Next Day Disclosure Return”) pursuant to Rule 13.25A of the Hong Kong Listing Rules. We are furnishing our Next Day Disclosure Returns dated January 13, 2025, January 14, 2025, January 15, 2025, January 16, 2025 and January 17, 2025 as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 of this Current Report on Form 6-K.

EXHIBITS

Exhibit 99.1 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated January 13, 2025

Exhibit 99.2 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated January 14, 2025

Exhibit 99.3 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated January 15, 2025

Exhibit 99.4 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated January 16, 2025

Exhibit 99.5 – Next Day Disclosure Return with The Stock Exchange of Hong Kong Limited – Next Day Disclosure Return dated January 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: January 17, 2025	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

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